Delisting Determination,The Nasdaq Stock Market, LLC,
July 21, 2017, Sears Canada Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Sears Canada Inc.
(the Company), effective at the opening of the trading session on july 31, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified
of the Staffs determination on june 22, 2017. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on July 3, 2017.